Exhibit 99.1

Draganfly to Host Shareholder Update and Q2 Earnings Call

Los Angeles, CA. August 04, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today that it is hosting a shareholder update call on August 9, 2023, at 2:30 p.m. PST / 5:30 p.m. EDT.

Draganfly CEO Cameron Chell will facilitate the call and review the Company’s milestones. CFO Paul Sun will review the Company’s financial results for Q2 2023. Financial results are anticipated to be filed after-market on August 9, 2023. Draganfly Lead Director Scott Larson will facilitate pre-submitted and live chat questions and answers.

Register for the call. https://bit.ly/3OiOXjz

The Company will answer pre-submitted questions of prepared remarks. Investors can submit their questions to investor.relations@draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com